FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

Faxed to SEC 30/8/05

82-1711

05011198

FOSTER'S
GROUP
Inspiring Global Enjoyment

Fosters Brewing Group

ASX RELEASE

SUPPL

The following release was made to the Australian Stock Exchange Limited today:

"Amendment to Preliminary Final Report"

Released: 30 August 2005

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 9/14

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

30 August 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Amendment to Preliminary Final Report

This morning the Company released its Preliminary Final Report.

Attached is a revised page 11 with the amended figures for the calculation of normalised net operating cash flows.

This amendment does not impact any other reported figures.

Yours sincerely,

R.K. Dudfield

Robert K. Dudfield
Assistant Company Secretary

Cash Flow

Net operating cash flow was $523.4 million compared with $657.0 million in the previous corresponding period, a decrease of 20.3%. Normalised operating cash flow before interest, tax and dividends of $925.4 million increased 11.1% on F04 and represents 92% of EBITDAS compared with 91% in the prior full year period.

The calculation of normalised operating cash flow is provided in the table below.

Capital spending and investments amounted to $3,374.9 million. Total continuing operations capital expenditure of $239.8 million includes: $69.6 million for CUB's capacity expansion of the Yatala Brewery in Queensland and new national order management system, $41.8 million for BBWE's packaging facility and visitors centre at Wolf Blass and Napa bottling centre and $25.3 million of Southcorp expenditure primarily relating to packaging and warehouse facilities. Total continuing operations investment expenditure of $3,104.7 million relates primarily to the acquisition of Southcorp.

Cash Flow Highlights

12 months to 30 June	2005 $m	2004 $m	% Change
EBITDAS	1,029.6	1,021.8	
Vineyard operating expenses	(48.6)	(91.3)	
Other non-cash items	34.2	31.1	
Working capital change	(200.4)	(6.3)	
Operating cash flow before interest and tax	**814.8**	**967.9**	(15.8)
Net interest paid	(108.7)	(74.0)	
Tax paid	(185.6)	(237.6)	
Dividends received	2.9	0.7	
Net operating cash flows	**523.4**	**657.0**	(20.3)
One-off (receipts)/payments	84.4	(41.0)	
Discontinued operations	25.7	(93.7)	
Normalised net operating cash flows	**633.5**	**522.3**	21.3
Capital expenditure	(239.8)	(279.6)	
Investments	(3,104.7)	(98.2)	
Discontinued operations	(30.4)	(15.1)	
Capital expenditure and investments	**(3,374.9)**	**(392.9)**	
Asset sale proceeds	247.2	12.6	
Business sales proceeds	786.2	1,311.6	
Net loan repayment proceeds	5.5	6.8	
Dividends paid	(300.3)	(667.7)	